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EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Name	Direct Parent	Ownership	Jurisdiction of Incorporation
BioMarin/Genzyme LLC	Genzyme Corporation	50%	Massachusetts
GLBC LLC	Genzyme Corporation	100%	Massachusetts
Genzyme Europe BV	Genzyme Luxembourg S.à.r.l.	100%	The Netherlands
Genzyme Flanders	Genzyme Luxembourg S.à.r.l.	100%	Belgium
Genzyme GmbH	Genzyme Corporation	100%	Germany
Genzyme Ireland Limited	Genzyme Luxembourg S.à.r.l.	100%	Republic of Ireland
Genzyme Limited	Genzyme Corporation	100%	United Kingdom
Genzyme Pharmaceuticals	Genzyme Corporation	100%	Switzerland
Genzyme Securities Corporation	Genzyme Corporation	100%	Masssachusetts
Genzyme Polyclonals S.A.S.	SangStat Atlantique	100%	France
SangStat Atlantique	SangStat Medical Corporation	100%	France

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  EXHIBIT 21